File No 82-4331

UNITED REEF LIMITED

RECEIVED
NOV 06 2006
SEC MAIL PROCESSING SECTION WASH. D.C. 151

QUARTERLY REPORT
FOR THE NINE MONTHS ENDED AUGUST 31, 2006
AND
MANAGEMENT'S DISCUSSION & ANALYSIS

PROCESSED
NOV 13 2006
THOMSON FINANCIAL

SUPPL

06018242

15 Toronto Street, Suite 600
Toronto ON M5C 2E3
Tel: (416) 368-3332/Fax: (416) 368-8957
E-mail: info@unitedreef.com

UNITED REEF LIMITED

15 Toronto Street, Suite 600
Toronto, Ontario M5C 2E3
Tel: 416-368-3332
Fax: 416-368-8957
E-mail: info@unitedreef.com

REPORT TO SHAREHOLDERS

October 23, 2006

Dear Shareholders:

This report accompanies the Company's unaudited interim financial statements for the nine months ended August 31, 2006 and related Management's Discussion and Analysis.

North American Oil and Gas Project

As announced on September 18, 2006 the Company entered into a Letter of Intent ("LOI") with General Gas Corporation ("General Gas"), a private Alberta company founded by Douglas Brown, P. Eng., Ron Hutzal, P. Eng. and Paul MacKay, P. Geol., P. Geoph. The LOI outlines an agreement reached by the Company and General Gas regarding the formation of a new private company ("Newco") to be jointly owned by General Gas and the Company for the purpose of acquiring, exploring and developing oil and gas properties in North America; and the commitment of each of the Company and General Gas to make an initial seed capital contribution to Newco in the amount of $425,000 and $75,000, respectively. Upon completion of the seed capital financing the Company will own 5% of Newco and General Gas will own 95% of Newco. The LOI provides the option to the Company to earn up to an 85% interest in Newco by providing funding to implement the proposed business plan of Newco developed by General Gas. Management anticipates that closing of this transaction will take place during early November.

General Gas' strategy is to identify low-risk shallow conventional gas projects in the maturing sedimentary basins of western North America. General Gas believes there are abundant opportunities of this nature, which will provide excellent growth potential for a new company. The principals of General Gas have initially restricted their research to southern Alberta and the state of Wyoming. This has led to the generation of numerous prospects in Alberta, identification of an area of interest in Wyoming and a business plan with a two-year timetable to be initiated by the acquisition of identified prospects and the subsequent drilling and production of successful gas wells thereon.

Paul MacKay has served as the Vice President, Oil and Gas of United Reef since his appointment to that position in June 2005. He has also acted as an independent technical reviewer to United Reef on an oil and gas project located in the Central African Republic since July 2002 and is the author of a NI 51-101 report on that project released by United Reef in January 2005.

Upon closing of the LOI transaction with General Gas, the Company will have formed an alliance with an experienced technical management group in the oil and gas sector. We believe this association will further our objective of becoming an oil and gas producer in the near term.

Central African Republic

Since our last Report to Shareholders on July 26, 2006 there has been no progress in resolving the issues stemming from the contract dispute between RSM Production Corporation and the government of the Central African Republic ("CAR"). The key issue remains CAR's failure to acknowledge suspension of RSM's contract due to force majeure. As a result there has been no new exploration initiated on this project.

New Director

We are pleased to welcome John C. Loewen as a director of the Company following his appointment on August 24th. John has a diverse background in the financial and resource sectors and we believe his experience will enhance the Company's ability to advance our current and future undertakings.

John is Chief Executive Officer of Loewen & Partners and has 19 years of international experience in finance and corporate development. From 1987 to 1996 he was a partner of the stock broking firm Ivor Jones, Roy & Co. in Johannesburg, South Africa, where he was a No.1 ranked research analyst. In 1996, the partners of Ivor Jones, Roy sold their business to Deutsche Bank and John became a director of Deutsche Bank Securities. Between 1997 and 1999, John worked primarily on investment banking transactions, executing transactions over ZAR1 billion (Cdn + $250 million) in value. In 1999, he was transferred to Deutsche Bank's Toronto office, as head of Equities Sales and Trading, until early 2000 when Deutsche closed its Canadian equities operation. John then worked with Accel Partners, Kohlberg Kravis Roberts & Co, and several international mining houses, to establish Global HubCo B.V. in London, England to develop global e-marketplaces for the trading of commodities. In 2002, John established Loewen & Partners, an investment banking firm based in Toronto that specializes in assisting private companies access institutional growth capital.

Nickel Offset Project, Sudbury Area

This project is currently the subject of a farm-out joint venture agreement with International CHS Resource Corporation ("CHS"). CHS announced on October 10, 2006 that they are carrying out a change of business transaction and intend to let their option on the Nickel Offsets property lapse on October 31, 2006. If CHS allows their option to lapse on October 31st, ownership of the Nickel Offsets property will remain 100% held by United Reef, unencumbered. The Company may then seek another party with whom to joint venture the property.

Yours truly,

UNITED REEF LIMITED

"Signed"

Michael D. Coulter
President

UNITED REEF LIMITED
Management's Discussion and Analysis of Financial Condition and Results of Operations

The following should be read in conjunction with United Reef Limited's ("United Reef" or the "Company") unaudited financial statements for the nine-months ended August 31, 2006, with comparative figures for the nine-month period ended August 31, 2005. The unaudited financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. All dollar amounts are expressed in Canadian dollars unless otherwise indicated. Additional information about the Company is available on the SEDAR website at www.sedar.com, on CNQ's website at www.cnq.ca and on the Company's website at www.unitedreef.com

Overview

United Reef is a natural resource exploration company, founded in 1948 and currently holds interests in two projects; an inactive oil & gas exploration project located in northeastern Central African Republic ("CAR") and a past-producing nickel-copper property in the Sudbury area, Ontario, currently subject to a farm-out option agreement. The Company's projects do not presently contain any known reserves or resources.

Independent technical reports were commissioned by the Company on each of its projects. In the case of the CAR oil & gas project, a report prepared pursuant to the guidelines of *National Instrument No. 51-101* and in the case of the Nickel Offsets project, pursuant to the guidelines of *National Instrument 43-101* have been filed. Copies of these reports are available for viewing on the SEDAR and CNQ websites referred to above.

Effective September 15, 2006 the Company entered into a Letter of Intent with General Gas Corporation, a private Alberta company, relating to the formation of a new private company to be jointly owned by the parties for the purpose of acquiring, exploring and developing oil and gas properties in North America. Further details of this proposed transaction are set out below.

The Company's common shares are listed for trading on the TSX Venture Exchange under the symbol "URP" and on the CNQ Stock Exchange under the symbol "URPL".

In order for the Company to participate in, and advance its exploration projects, it will be required to continue to raise new equity financing through the capital markets.

Overall Performance

During the period there has been no apparent progress to resolve the issues stemming from the RSM Production Corporation ("RSM") and CAR contract dispute. In spite of numerous meetings and communications with senior members of the CAR government between July and October, 2005 by Company and RSM representatives, no progress was made by RSM on the key issue of CAR's failure to acknowledge suspension of RSM's contract due to force majeure. As a result, RSM exercised their right under their agreement with CAR to appoint an expert to attempt to mediate a resolution of the dispute during the spring of 2006. The mediation process ended shortly after it began with the mediator declaring that the parties could not agree on his mandate or responsibility for his fees.

The unresolved dispute has delayed the start of any new exploration on the project. Based on management's technical due diligence of the RSM permit area and the resulting positive potential for discovery of oil and gas on the permit, the Company continues to monitor the RSM/CAR situation closely.

The CAR oil & gas project will not require the Company to make significant expenditures until such time as the RSM Contract dispute is resolved and an exploration program commences.

The cost of maintaining and exploring the Nickel Offsets project has been funded by the Company's joint venture partner, International CHS Resource Corporation ("CHS") under the terms of an option agreement entered into in late 2004. CHS disclosed on October 10, 2006 that it is proposing to carry out a change of business transaction and if successfully completed, CHS would cease to be a junior natural resource issuer. In their announcement, they also disclosed that they do not propose to expend further monies on exploration expenses or extension fees to continue their rights under the option agreement with the Company to earn an interest in the Nickel Offsets property and intend to let their option lapse on October 31, 2006. If CHS allows the option to lapse on October 31, 2006, ownership of the Nickel Offsets property will remain 100% held by United Reef, unencumbered, and the Company may then seek another party with whom to joint venture the property.

Letter of Intent – North American Oil and Gas Project

Effective September 15, 2006 the Company entered into a Letter of Intent ("LOI") with General Gas Corporation ("General Gas"), a private Alberta company founded by Douglas Brown, P. Eng., Ron Hutzal, P. Eng. and Paul MacKay, P. Geol., P. Geoph. The LOI outlines an agreement reached by the Company and General Gas regarding the formation of a new private company ("Newco") to be jointly owned by General Gas and the Company for the purpose of acquiring, exploring and developing oil and gas properties in North America; and the commitment of each of the Company and General Gas to make an initial seed capital contribution to Newco in the amount of $425,000 and $75,000, respectively. Upon completion of the seed capital financing the Company will own 5% of Newco and General Gas will own 95% of Newco. The LOI provides the option to the Company to earn up to an 85% interest in Newco by providing funding to implement the proposed business plan of Newco developed by General Gas. Management anticipates that closing of this transaction will take place during early November.

Oil & Gas Project, CAR

In September 2004 the Company finalized an agreement, which gives the Company the right to earn a 25% interest in RSM Production Corporation's ("RSM") oil & gas exploration permit in the CAR. RSM obtained its rights pursuant to a *Petroleum Exploration and Exploitation Contract* (the "RSM Contract") with the State of CAR, which became effective in November 2000. The agreement governs the exploration and development of a 55,504-km^2 permit area, located in northeastern CAR along the Chad border. RSM declared "force majeure" under the terms of the RSM Contract in April 2003 as a result of continuing civil unrest in CAR which began in 2001. A coup took place in CAR in March, 2003 and a transitional government was formed shortly thereafter. The transitional government acknowledged to RSM in November 2003 that events of force majeure had occurred in the country. A new democratically elected government was formed in CAR in June, 2005.

The RSM permit covers the majority of the Doseo and Salamat Basins in northern CAR. These basins are part of the West and Central African Rift System ("WCARS"), which extends from Nigeria to Kenya. Several significant petroleum deposits have been discovered and are currently being produced in the WCARS, including an Exxon-led development in southern Chad, approximately 300 kilometres from the RSM permit.

The Salamat Basin portion of the RSM permit has an extensive 2D-seismic data base shot across it. Fifteen defined prospects have been interpreted from this data by the Company's consultants within the RSM permit, ranging in size from 200 hectares to 6,500 hectares. Only one oil & gas exploration well has ever been drilled (1986) in the CAR and lies within the (Salamat Basin) RSM permit. The well had extensive oil staining in the upper 4,500 feet of the section but did not test any hydrocarbons and was abandoned. There are reported hydrocarbon discoveries on the Chad portion of the Doseo Basin.

The Company may earn its interest in RSM's permit area by funding 50% of the cost to acquire 2,000 line kilometres of new 2D-seismic data over areas of the permit not previously covered and by funding 50% of the cost to drill the first eight exploration wells on the permit.

Project Status

The Company has been advised by RSM that the mediation process to resolve RSM's dispute with CAR, initiated by RSM, has ended. The appointed mediator declared that the parties could not agree on his mandate or responsibilities for his fees. RSM has advised United Reef that they plan to contact senior CAR government officials to request a meeting before taking further action.

At this time management is unable to estimate the timing of and/or the outcome of a resolution of these matters.

Nickel Offsets Project, Sudbury

The Company holds a 100% interest in this approximately 885-acre property consisting of both patented and unpatented mining claims. The property includes the past-producing Nickel Offset (Ross) Mine (1943-1957) and is being evaluated for its nickel, copper and platinum group metals ("PGE") potential. Effective December 29, 2004, International CHS Resource Corporation ("CHS") exercised an option granting CHS the right to acquire a 50% working interest in the property. CHS agreed to expend a total of $2.8 million in staged exploration expenditures on the property over four years. During the option earn-in period, CHS will make aggregate cash payments of $107,000 and issue 400,000 CHS common shares to the Company. The Company will remain the operator of the project and manage recommended exploration programs to be funded by CHS, until such time as CHS has earned their 50% interest in the property.

During 2005 diamond-drilling and tailings sampling programs were completed on the property. Approximately 1,800 metres of NQ diamond drill core was recovered from nine completed holes. A summary report of the programs has been prepared by independent consultants and results of the program were announced in a press release dated October 26, 2005. No significant copper-nickel-PGE mineralization was located from the diamond drilling and tailings sampling programs. The consultants recommend that a complete re-assessment of available geophysical data for the property be undertaken prior to any further diamond drilling.

Effective January 31, 2006 the Company concluded an agreement with CHS to amend the timing of certain obligations of CHS under their option agreement. The terms of the amending agreement are set out in note 4(a) to the unaudited financial statements for the period ended August 31, 2006.

CHS announced on October 10, 2006 that they are carrying out a change of business transaction and intend to let their option on the Nickel Offsets property lapse on October 31, 2006.

UNITED REEF LIMITED
Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

August 31, 2006 vs August 31, 2005

The Company's current assets decreased $427,103 to $1,134,291 at August 31, 2006 from $1,561,394 at August 31, 2005 primarily due to a decrease in cash to $1,112,921 from $1,546,199 at August 31, 2005. Capitalized expenditures on the CAR oil & gas exploration project increased $93,403 to $329,526 while the Nickel Offsets property balance decreased to $150,793, due to recoveries, at the end of the period compared with balances of $236,123 and $165,143, respectively, at August 31, 2005.

The Company's current liabilities decreased by $87,430 to $30,152 (2005 – $117,582) at the end of the period. The Company does not have any long term liabilities.

The Company had no revenues during the periods reviewed.

General and administrative expenses for the nine months ended August 31, 2006 were $287,933 compared to $360,867 at August 31, 2005, before the recognition of interest and other miscellaneous income. The net loss for the period was $158,927 after taking into account a gain on sale of investments during the period of $96,200, as compared to a net loss of $353,508 at August 31, 2005.

A breakdown of the Administration expense component of the Statement of Operations and Deficit are provided below for the relevant periods.

For the nine months ended August 31	2006	2005
Salaries	$ 66,119	$ 49,511
Administrative and accounting fees	45,430	45,650
Office and general	21,579	23,052
Rent	21,717	17,892
Communications	4,558	2,627
Travel	3,801	2,362
Total	**$163,204**	**$141,094**

August 31, 2006 vs. November 30, 2005

During the nine month period ended August 31, 2006 the Company's current assets decreased by $258,207 to $1,134,291 from $1,392,498 at November 30, 2005 which is primarily attributable to reduction in cash. Capitalized expenditures on the oil & gas exploration property increased by $48,422 to $329,526, while the Nickel Offsets property balance decreased to $150,793, due to recoveries, at the end of the period compared with balances of $281,104 and $167,293, respectively, at the year end.

The Company's current liabilities for the nine month period ended August 31, 2006 decreased $39,215 to $30,152 compared to a balance of $69,367 at the year end. The Company does not have any long term liabilities.

Stock-based Compensation

The Company has a stock-based compensation plan, which is used to compensate directors, officers and employees of the Company and consultants to the Company. The Company accounts for all stock-based

payments using the fair value based method. Under the fair value based method, compensation cost attributable to options granted is measured at fair value at the grant date and amortized on a straight line basis over the vesting period of the options. No compensation cost is recognized for options that employees forfeit if they fail to satisfy the service requirement for vesting.

Summary of Quarterly Results

The following table sets out selected unaudited financial information for the Company for the quarters identified.

	2006			2005				2004
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil
Net income (loss)	(80,980)	4,930	(81,977)	(94,119)	(96,173)	(153,376)	(103,959)	(146,537)
Net income (loss) per share	(0.00)	0.00	(0.01)	(0.00)	(0.00)	(0.00)	(0.00)	(0.01)
Net income (loss) per share, fully diluted	(0.00)	0.00	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total assets	1,669,112	1,740,374	1,768,162	1,858,730	1,991,987	868,312	912,393	880,987
Working capital surplus	1,104,139	1,220,447	1,227,975	1,323,131	1,443,812	188,414	432,433	536,081

Liquidity and Capital Resources

At August 31, 2006 the Company had cash resources of $1,112,921 compared to $1,546,199 at August 31, 2005 and $1,369,105 at the year-ended November 30, 2005. At August 31, 2006 the Company had a working capital surplus of $1,104,139 (defined as the difference between current assets and current liabilities) compared with a surplus of $1,443,812 at August 31, 2005 and a surplus at November 30, 2005 of $1,323,131.

For the foreseeable future the Company will remain dependent on the issuance of further shares to raise funds to explore its properties and to pay its operating expenses.

Outstanding Share Data

The following table sets out the number of shares, warrants and options outstanding at October 19, 2006 and November 30, 2005.

	October 19, 2006	November 30, 2005
Common shares	63,660,287	63,660,287
Common share purchase warrants	5,378,918	9,918,918
Broker's warrants	860,627	2,273,440
Common share purchase options	3,700,000	3,700,000

The exercise terms of the warrants and options are set out in Note 6 to the interim financial statements for the period ended August 31, 2006.

Related Party Transactions

Related party transactions are set out in Note 5 to the interim financial statements for the period ended August 31, 2006.

Forward Looking Statements

This management's discussion and analysis may contain certain forward looking statements relating, but not limited to, the Company's operations, anticipated financial performance, business prospects and strategies. Forward looking information typically contains statements with words such as "anticipate", "believe", "expect", "plan" or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, as identified under "Risks and Uncertainties" below, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to, economic, competitive, regulatory and business conditions. The Company disclaims any responsibility to update any such forward-looking statements. Readers should not place undue reliance on forward-looking statements.

Risks and Uncertainties

The Company's business is subject to risks inherent in oil & gas and mineral exploration and the future development of operations on its projects. In addition, there are risks associated with the Company's proposed exploration activity, in the case of its CAR oil and gas project, in a foreign jurisdiction. The Company has identified certain risks pertinent to its business including: exploration and reserve risks, drilling and operating risks, costs and availability of materials and services, access to capital markets and the requirement for additional capital, loss of or changes to joint venture or related agreements, economic and sovereign risks, the possible effects of less developed legal systems, reliance on strategic relationships, market risk, volatility of future oil & gas and metal prices and foreign currency risk.

Management attempts to monitor, assess and mitigate certain of these risks by retaining experienced professionals and using modern exploration technology. The Company has focused on developing a project in a known hydrocarbon-producing region and in a country where the Company has considerable operating experience. Neighbouring countries, Sudan and Chad, have hosted the successful development of significant oil & gas projects through the participation of foreign oil & gas companies. Existing oil pipelines in Chad and Sudan are in reasonable proximity to the CAR project. The Company has re-established contacts and relationships with consultants in the CAR to monitor economic and political developments and to assist with operating, administrative and legal matters. However, there will remain certain risks over which the Company has little or no control.

October 19, 2006
Toronto, Ontario

UNITED REEF LIMITED
NOTICE TO SHAREHOLDERS
FOR THE NINE MONTHS ENDED AUGUST 31, 2006

Responsibility for Financial Statements

The accompanying financial statements for United Reef Limited have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the November 30, 2005 audited financial statements. Only changes in accounting information have been disclosed in these financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

Auditors' involvement

The auditors of United Reef Limited have not performed a review of the unaudited financial statements for the nine-month periods ended August 31, 2006 and August 31, 2005.

UNITED REEF LIMITED
Balance Sheet
(Expressed in Canadian dollars)

	August 31, 2006 (unaudited)	November 30, 2005 (audited)
ASSETS		
Current		
Cash	$ 1,112,921	$ 1,369,105
Sundry receivables	20,983	20,075
Due from joint venture partner (Notes 2 and 8(c))	387	3,318
	1,134,291	1,392,498
Investments (Note 3)	10,440	15,917
Investment in exploration properties (Notes 4 and 8(c))	518,289	448,400
Other assets (net)	6,091	1,915
	$ 1,669,112	$ 1,858,730
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 19,435	$ 58,483
Due to a related party (Note5(a))	10,717	10,884
	30,152	69,367
SHAREHOLDERS' EQUITY		
Capital Stock (Note 6)	19,440,508	19,440,508
Contributed surplus:		
Warrants (Notes 6(c), (d) and 8(b))	298,635	298,635
Stock Options (Note 6(e))	68,004	60,379
Deficit	(18,168,187)	(18,010,159)
	1,638,960	1,789,363
	$ 1,669,112	$ 1,858,730

Commitments and Contingencies (Note 4(b))

See accompanying notes to the financial statements.

UNITED REEF LIMITED
Statement of Operations and Deficit
(Expressed in Canadian dollars)
(unaudited)

	For the three months ended August 31, 2006	For the three months ended August 31, 2005 (Note 7)	For the nine months ended August 31, 2006	For the nine months ended August 31, 2005 (Note 7)
Revenue	$ -	$ -	$ -	$ -
Expenses				
Administration	59,547	43,906	163,204	141,094
Management fees	15,000	15,000	45,000	45,000
Insurance	3,918	2,012	12,346	11,528
Shareholders' information and filing fees	3,805	8,819	21,237	50,118
Audit	-	9,000	5,400	9,000
Transfer Agent	2,117	2,423	13,956	19,064
Legal	5,021	3,275	13,480	16,634
Advertising and promotion	2,221	3,140	846	52,020
Foreign exchange (gain) loss	(326)	5,705	4,839	(68)
Stock-based compensation	2,696	8,627	7,625	16,477
Loss before the following	(94,000)	(101,907)	(287,933)	(360,867)
Interest and other income	10,271	5,734	33,705	7,358
Gain on sale of Investments	2,748	-	96,200	-
Net loss for the period	(80,980)	(96,173)	(158,027)	(353,508)
DEFICIT, beginning of period	(18,087,207)	(17,819,867)	(18,010,159)	(17,562,532)
DEFICIT, end of period	$ (18,168,187)	$ (17,916,040)	$ (18,168,187)	$ (17,916,040)
Loss per share for the period (Note 6(f))	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.01)

See accompanying notes to the financial statements.

UNITED REEF LIMITED
Statement of Cash Flows
(Expressed in Canadian dollars)
(unaudited)

	For the three months ended August 31,		For the nine months ended August 31,	
	2006	2005	2006	2005
Operating activities				
Net loss for the period	$ (77,708)	$ (96,173)	$ (158,027)	$ (353,508)
Gain on sale of investments	(2,748)	-	(96,200)	-
Stock-based compensation	2,696	8,627	7,625	16,477
	(77,760)	(87,546)	(246,602)	(337,031)
Non-cash items:				
Sundry receivables	254	(338)	(909)	(3,986)
Accounts payable and accrued liabilities	3,841	(137,666)	(39,049)	75,783
	(73,665)	(225,550)	(286,560)	(265,234)
Investing activities				
Proceeds on sale of investments (net)	4,308	-	101,677	(10,000)
Increase in other assets	-	-	(4,176)	(2,471)
Expenditures on exploration properties	(42,854)	(81,686)	(69,889)	(102,446)
	(38,546)	(81,686)	27,612	(114,917)
Financing activities				
Issuance of common shares for cash	-	1,102,640	-	1,125,140
Increase in fair value of warrants issued	-	240,975	-	240,975
Decrease (increase) in due from joint venture partner	2,851	81,015	2,931	(6,436)
(Decrease) increase in due to a related party	(92)	5,271	(167)	6,133
	2,759	1,429,901	2,764	1,365,812
Change in cash	(109,452)	1,122,664	(256,184)	985,661
CASH, beginning of period	1,222,373	423,534	1,369,105	560,538
CASH, end of period	$ 1,112,921	$ 1,546,199	$ 1,112,921	$ 1,546,199

See accompanying notes to the financial statements.

(Expressed in Canadian dollars)

1. Significant Accounting Policies

The unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the financial statements required by generally accepted accounting principles for annual financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine-month period ended August 31, 2006 are not necessarily indicative of the results that may be expected for the year ending November 30, 2006.

The balance sheet at November 30, 2005 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for annual financial statements. The interim financial statements have been prepared by management in accordance with the accounting policies described in the Company's annual audited financial statements for the year ended November 30, 2005, except that the Company recorded, as an asset, exploration expenditures made on behalf of its joint venture partner in the Nickel Offsets project. These expenses are being incurred by the Company, in its capacity as operator of the Nickel Offsets project, and are to be reimbursed by the joint venture partner. See Note 2 and 8(c). For further information, refer to the financial statements and notes thereto included in the Company's annual audited financial statements for the year ended November 30, 2005.

2. Due from Joint Venture Partner

Nominal exploration expenditures were incurred on the Nickel Offsets project to August 31, 2006. International CHS Resource Corporation ("CHS") is obligated to reimburse the Company for exploration expenditures incurred on CHS's behalf on any exploration programs carried out on the Nickel Offsets property as part of CHS' work commitment to earn a 50% interest in the property. See Notes 4(a) and 8(c).

3. Investments

(a) AXMIN Inc. ("AXMIN")

During April and May the Company sold its remaining 100,000 common shares of AXMIN to hold nil (2005 – 100,000) for a gain of $93,452. AXMIN is in the process of exploring its mineral properties in the Central African Republic ("CAR") and several other African countries. The Company holds a 2% net smelter royalty on their CAR Bambari project.

(b) International CHS Resource Corporation ("CHS")

During the period the Company sold 26,000 common shares of CHS to hold 174,000 (2005 – 100,000) for a gain of $2,748. CHS' shares closed at $0.185 on August 31, 2006. The carrying value of the remaining 174,000 shares is $10,440. See Notes 2, 4 and 8(c).

(Expressed in Canadian dollars)

4. Investment in Exploration Properties

Property Description	Opening Balance at December 1, 2005	Expenditures	Recoveries	Closing Balance at August 31, 2006
Nickel Offsets, Sudbury area, Ontario (Note 4(a))	$167,293	-	(16,500)	$150,793
Oil & Gas Project, Central African Republic (Note 4(b))	281,104	48,422	-	329,526
Exploration research		37,967	-	37,967
Other	3	-	-	3
	$448,400	$86,389	(16,500)	$518,289

(a) The Company holds a 100% interest in 12 patented and 5 unpatented mining claims located in Foy Township, Sudbury Mining Division, Ontario. The Company has granted an option to International CHS Resource Corporation ("CHS") whereby CHS may acquire a 50% working interest in the property by expending a total of $2.8 million in staged exploration expenditures on the property by October 31, 2008. Under the terms of the option agreement the Company is the operator of exploration programs carried out on the property.

During the first quarter the Company finalized an agreement with CHS to amend the timing of certain obligations of CHS under the option agreement dated December 29, 2004. The amending agreement entered into with CHS effective January 31, 2006 provided for an immediate cash payment of $10,000 (received March 3, 2006), the issuance of 100,000 common shares of CHS to the Company and a commitment for exploration expenditures on the Nickel Offsets property of $75,000 prior to October 31, 2006. The amending agreement further provides for a cash payment of $32,500 on each of October 31, 2006 and October 31, 2007; the issuance of 100,000 common shares of CHS to the Company on each of October 31, 2006 and October 31, 2007; and exploration expenditures by CHS of $750,000 and $1,625,000 during the twelve-month periods ending on October 31, 2007 and October 31, 2008, respectively.

See Note 8(c).

(b) The Company has the right to earn a 25% interest in RSM Production Corporation's ("RSM") 55,504 km^2 oil & gas exploration permit area in the Central African Republic ("CAR").

The Company may earn its interest in RSM's permit area by funding 50% of the cost to acquire 2,000 line kilometres of new 2D-seismic data over areas of the permit not previously covered and by funding 50% of the cost to drill the first eight exploration wells on the permit.

Expenditures during the period relate to professional consulting services, travel and communication costs related to the project.

(Expressed in Canadian dollars)

During the period the Company was advised by RSM that the mediation process initiated by RSM to resolve RSM's contract dispute with CAR had ended. The appointed mediator declared that the parties could not agree on his mandate or responsibility for his fees. RSM advised the Company that they plan to contact senior CAR government officials to request a meeting before taking further action. The dispute concerns the Petroleum Exploration and Exploitation Contract (the "RSM Contract") executed on December 17, 1999, which became effective November 24, 2000 by Presidential Decree, between RSM and CAR and the failure by CAR to acknowledge suspension of the RSM Contract due to force majeure.

5. Related Party Transactions

(a) *Due to a Related Party*

During the period, the Company incurred expenditures in the amount of $111,347 (2005 - $122,052) for rent, accounting, administrative and management services provided by M.D. Coulter & Associates Inc. ("MDC"), a company whose shareholders are the President and Secretary of the Company. At August 31, 2006 the Company was indebted to MDC for $10,717 (2005 - $17,137).

(b) During the period, the Company incurred expenditures in the amount of $16,989 (2005 – $43,701) for consulting services and out-of-pocket expenses provided by Paul MacKay Geoconsulting Ltd. ("MacKay"), which is owned by Paul MacKay, who is the Company's Vice-President, Oil & Gas. See Note 8(a).

(c) During the period, the Company incurred expenditures in the amount of $18,159 (2005 - $61,931) for professional fees paid to Macleod Dixon LLP, a law firm of which Richard Lachcik, a director of the Company, is a partner.

6. Capital Stock

(a) *Authorized Capital:* Unlimited number of common shares without par value.

(b) *Issued Share Capital:*

Common Shares	Number of Common Shares	Amount
Balance at August 31, 2006 and November 30, 2005	63,660,287	$19,440,508

(Expressed in Canadian dollars)

(c) *Common Share Purchase Warrants*

	Number of Common Share Purchase Warrants	Value Assigned $	Average Exercise Price $
Balance at November 30, 2004	4,790,000	35,240	0.15
Exercised	(150,000)	-	0.15
Expired	(100,000)	-	0.15
Issued	5,378,918	215,157	0.20
Balance at November 30, 2005	9,918,918	250,757	
Expired	(3,540,000)	-	0.15
Balance at August 31, 2006	6,378,918	-	

At August 31, 2006 the following common share purchase warrants were outstanding:

- 1,000,000 common share purchase warrants exercisable at $0.15 per share until September 28, 2006. See Note 8(b)

- 5,378,918 common share purchase warrants exercisable at $0.20 per share until August 11, 2007

(d) *Broker's Warrants*

	Number of Broker's Warrants	Value Assigned $	Average Exercise Price $
Balance at November 30, 2004	655,000	22,420	0.10
Issued	860,627	25,818	0.15
Balance at November 30, 2005	1,515,627	48,238	
Expired	655,000	-	0.10
Balance at August 31, 2006	860,627	48,238	

At August 31, 2006 the following Broker's Warrants were outstanding:

- 860,627 Broker's Warrants exercisable at $0.15 until August 10, 2007 into units. Each unit consists of one common share and one-half of a common share purchase warrant exercisable at $0.20 until August 10, 2007.

(Expressed in Canadian dollars)

(e) *Common Share Purchase Options*

The Company has an incentive stock option plan which governs the granting and exercise of options issued to directors, officers, employees and consultants of the Company. A total of 7,500,000 common shares of the Company are reserved for grant under the plan. On August 22, 2006, 400,000 options were granted to John Loewen, a newly appointed director of the Company.

At August 31, 2006 the following Common Share Purchase Options were outstanding:

- 2,000,000 options to purchase common shares exercisable at $0.15 per share until December 3, 2006.
- 800,000 options to purchase common shares exercisable at $0.15 per share until July 12, 2007.
- 500,000 options to purchase common shares exercisable at $0.15 per share until June 7, 2008.
- 400,000 options to purchase common shares exercisable at $0.15 per share until August 21, 2009.

During the period ended August 31, 2006, the Company recognized a stock based compensation expense of $7,625.

(f) *Loss Per Share*

Loss per share is calculated using the weighted average number of shares outstanding during the period which was 63,660,287 shares (2005 – 53,304,082).

7. Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current period's financial statement presentation.

8. Subsequent Events

(a) *Letter of Intent*

Effective September 15, 2006 the Company entered into a Letter of Intent ("LOI") with General Gas Corporation ("General Gas"), a private Alberta company founded by Douglas Brown, P. Eng., Ron Hutzal, P. Eng. and Paul MacKay, P. Geol., P. Geoph. The LOI outlines an agreement reached by the Company and General Gas regarding the formation of a new private company ("Newco") to be jointly owned by General Gas and the Company for the purpose of acquiring, exploring and developing oil and gas properties in North America;

(Expressed in Canadian dollars)

and the commitment of each of the Company and General Gas to make an initial seed capital contribution to Newco in the amount of $425,000 and $75,000, respectively. Upon completion of the seed capital financing the Company will own 5% of Newco and General Gas will own 95% of Newco. The LOI provides the option to the Company to earn up to an 85% interest in Newco by providing funding to implement the proposed business plan of Newco developed by General Gas.

(b) *Expiry of Warrants*

1,000,000 Common Share Purchase Warrants expired, unexercised, on September 28, 2006. See Note 6(c).

(c) *International CHS Resource Corporation ("CHS")*

CHS announced on October 10, 2006 that it is proposing to carry out a change of business transaction and if successfully completed, CHS would cease to be a junior natural resource issuer. In their announcement, they also disclose that they do not propose to expend further monies on exploration expenses or extension fees to continue their rights under an option agreement with the Company to earn an interest in the Nickel Offsets property and intend to let their option lapse on October 31, 2006.